XPRESSPA GROUP, INC.

780 Third Avenue, 12th Floor

New York, NY 10017

July 18, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Celeste M. Murphy

Mr. Paul Fischer

Re:	XpresSpa Group, Inc. Registration Statement on Form S-3

Filed June 8, 2018, as amended on July 10, 2018

File No. 333-225531

Request for Acceleration

Ladies and Gentleman:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, XpresSpa Group, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-225531) (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 4:00 p.m., Eastern Time, on July 20, 2018, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

If you have any questions regarding this request, please contact Kenneth R. Koch, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6768.

Very truly yours,

XpresSpa Group, Inc.

/s/ Edward Jankowski
By: Edward Jankowski
Title: Chief Executive Officer

cc:	Kenneth R. Koch, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.